HellerEhrman

April 17, 2008

[redacted]

08002140

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon Luk
simon.luk@hellerehrman.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main +852.2292.2000
Fax +852.2292.2200

22105.0001.53

PROCESSED
APR 30 2008
THOMSON REUTERS

SUPPL

SEC Mail Processing
Section
APR 23 2008
Washington, DC
111

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4

Ladies and Gentlemen:

SEC FILE NO. 82-4217

Re: PYI Corporation Limited
(formerly known as Paul Y. - ITC Construction Holdings Limited)
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of PYI Corporation Limited (the "Company"), S.E.C. File No. 82-4217, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's circular regarding the scrip dividend scheme with cash option in relation to the interim dividend for the six months ended September 30, 2007, dated January 21, 2008; and

(2) The Company's announcement regarding voting results of special general meeting held on January 4, 2008 in relation to the proposed acquisition of further interest in Nantong Port Group Ltd., dated January 4, 2008, published (in both English and Chinese language) on the websites of The Stock Exchange of Hong Kong Limited and the Company on the same day.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enc.

c.c. PYI Corporation Limited

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document, you should consult a licensed securities dealer, a bank manager, solicitor, professional accountant or other professional adviser.

PYI Corporation Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 498)

Chow Ming Kuen, Joseph *OBE, JP*
(Chairman and Independent Non-Executive Director)
Lau Ko Yuen, Tom
(Deputy Chairman and Managing Director)
Chan Kwok Keung, Charles
(Non-Executive Director)
Kwok Shiu Keung, Ernest
(Independent Non-Executive Director)
Chan Shu Kin
(Independent Non-Executive Director)
Leung Po Wing, Bowen Joseph *GBS, JP*
(Independent Non-Executive Director)
Li Chang An
(Independent Non-Executive Director)

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal place of business in Hong Kong:
31/F, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

21 January 2008

To the shareholders

Dear Sir or Madam,

SCRIP DIVIDEND SCHEME WITH CASH OPTION IN RELATION TO THE INTERIM DIVIDEND FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2007

On 14 December 2007, it was announced that the board of directors of PYI Corporation Limited (the "Company") resolved the payment of an interim dividend of HK1.5 cents per share of HK$0.10 each in the capital of the Company ("Share") for the six months ended 30 September 2007, such interim dividend to be paid by way of scrip ("Scrip Shares") with an option to elect cash, payable to shareholders of the Company ("Shareholders") whose names appear on the register of members of the Company as at the close of business on 18 January 2008 ("Scrip Dividend Scheme"). The register of members of the Company was closed from 16 January 2008 to 18 January 2008, both dates inclusive, during which period no transfers of shares were permitted to be effected. In order to qualify for the interim dividend, all transfers of shares together with the relevant share certificates must have been lodged with the Company's share registrars in Hong Kong, Tricor Secretaries Limited of 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong on 15 January 2008.

Particulars of Scrip Dividend Scheme

Under the Scrip Dividend Scheme, each Shareholder has the choice of receiving:

(a) an allotment of Scrip Shares at 2.758 per Scrip Share (as determined by the market value stated below) credited as fully paid in satisfaction of the interim dividend to which such Shareholder is entitled; or

(b) HK1.5 cents in cash for each existing Share held on 18 January 2008; or

(c) a combination of partly in (a) and partly in (b) above.

As stated in the announcement of 14 December 2007, for the purpose of calculating the number of Scrip Shares to be allotted, the market value of Scrip Shares will be fixed by reference to the average of the closing prices of the Shares on The Stock Exchange of Hong Kong Limited ("Stock Exchange") for the three consecutive trading days ended 18 January 2008 less a discount of 5% of such average price or to the par value of the Shares, whichever is the higher. Since the average closing price of the Shares on the Stock Exchange for the three consecutive trading days ended 18 January 2008 was approximately HK$2.903 ("Average Closing Price"), the entitlements of Shareholders who elect to receive Scrip Shares under the Scrip Dividend Scheme shall be determined based on the price of HK$2.758 (which is higher than the par value of the Shares), being the Average Closing Price less a discount of 5%. Accordingly, the number of Scrip Shares which each Shareholder will receive under the Scrip Dividend Scheme will be calculated by the following formula:

$$\text{Number of Scrip Shares to be received under the Scrip Dividend Scheme} = \text{Number of existing Shares held on 18 January 2008 for which the dividend is to be satisfied in Scrip Shares under the Scrip Dividend Scheme} \times \frac{0.015}{2.758}$$

If all Shareholders elect to receive their entitlement in Scrip Shares, based on 1,505,705,673 Shares in issue as at 18 January 2008, not more than 8,189,117 Scrip Shares will be issued under the Scrip Dividend Scheme.

The number of Scrip Shares to be issued to each Shareholder will be rounded down to the nearest whole number. Fractional entitlements to Scrip Shares will not be allotted and the benefit thereof will accrue to the Company.

The Scrip Shares will rank pari passu in all respects with the Shares existing as at the date of issue save that they will not be entitled to the interim dividend for the six months ended 30 September 2007. The Scrip Shares will rank in full for all future dividends and distribution which may be declared, made or paid after the date of issue thereof.

Cash Election Form

A Cash Election Form is enclosed. **Any Shareholder who wishes to receive only Scrip Shares in respect of his/her interim dividend entitlement need not complete the Cash Election Form. No Cash Election Forms are being sent to Shareholders who have previously lodged a form of election electing to receive all future dividends in cash. Any Shareholder who wishes to receive cash in lieu of Scrip Shares in respect of his/her interim dividend entitlement, either in whole or in part, must complete the Cash Election Form and return it to Tricor Secretaries Limited of 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong no later than 4:00 p.m. on 11 February 2008. No acknowledgement of receipt of the said form will be issued.**

If you complete the Cash Election Form but do not specify the number of Shares in respect of which you elect to receive cash, or if you elect to receive cash in respect of a greater number of Shares than your registered holding on 18 January 2008, then in either case you will be deemed to have elected to receive cash in respect of all the Shares of which you were then registered as the holder(s).

Overseas Shareholders

Based on the register of members of the Company as at 18 January 2008 (being the record date for the purpose of determining Shareholders' entitlement to such dividend), save that there was one Shareholder in Macau, one Shareholder in Malaysia and one Shareholder in Taiwan, all of the Shareholders have registered addresses in Hong Kong.

The directors of the Company have made enquiries with legal advisers in the relevant jurisdictions, and have been advised that there are no restrictions or requirements on the issue of scrip dividend to such overseas Shareholders. Accordingly, these overseas Shareholders will be permitted to participate in the Scrip Dividend Scheme.

The participation in the Scrip Dividend Scheme by the Shareholders in any jurisdiction outside Hong Kong may be affected by laws of the relevant jurisdictions, so Shareholders who are citizens, residents or nationals of jurisdictions outside Hong Kong should inform themselves about, and observe, all applicable legal and regulatory requirements of their relevant jurisdictions. It is the responsibility of any Shareholder not resident in Hong Kong who wishes to participate in the Scrip Dividend Scheme to satisfy himself/herself as to the full observance of all the applicable laws and regulations of any relevant jurisdiction in connection therewith, including obtaining any government or other approval or consent which may be required, complying with any other necessary formality and paying any issue, transfer or other taxes due in respect of such jurisdiction.

Stock Exchange Listing and Despatch of Share Certificates

The Scrip Dividend Scheme is conditional upon the Listing Committee of the Stock Exchange granting listing of and permission to deal in the Scrip Shares. Application will be made to the Stock Exchange for listing of and permission to deal in the Scrip Shares. Certificates in respect of Scrip Shares and dividend warrants in respect of cash dividends are expected to be sent to Shareholders by post at their risk on or around 22 February 2008. You may deal in the Scrip Shares to be issued to you upon receipt of the relevant share certificate. In the unlikely event that the Scrip Shares are not admitted to listing before 22 February 2008, all Cash Election Forms will be disregarded and the full amount of dividend will be paid in cash.

No equity or debt securities of the Company are listed on or dealt in on any other stock exchange and no listing or permission to deal in on any other stock exchange is being or is proposed to be sought.

Dealings in Scrip Shares are expected to commence on 25 February 2008.

Advantage of Scrip Dividend Scheme

The Scrip Dividend Scheme will give Shareholders the opportunity to increase their investments in the Company at a discount to market value as provided above, without incurring brokerage and stamp duty costs. The Scrip Dividend Scheme will also be to the advantage of the Company because, to the extent that Shareholders receive Scrip Shares (whether in whole or in part) in respect of the interim dividend, such cash as would otherwise have been paid to Shareholders will be retained for use by the Company.

Recommendation

Whether or not it is to your advantage to elect to receive cash in lieu of Scrip Shares, in whole or in part, will depend upon your own individual circumstances and the decision in this regard, and all effects resulting therefrom, are the sole responsibility of each Shareholder. **IF YOU ARE IN ANY DOUBT AS TO WHAT TO DO, YOU SHOULD CONSULT A LICENSED SECURITIES DEALER, BANK MANAGER, SOLICITOR, PROFESSIONAL ACCOUNTANT OR OTHER PROFESSIONAL ADVISERS.**

Yours faithfully,
For and on behalf of
PYI Corporation Limited
Chow Ming Kuen, Joseph *OBE, JP*
Chairman

此乃要件 請即處理

閣下如對本文件任何方面或應採取之行動有任何疑問，應諮詢 閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

保華集團有限公司*
PYI Corporation Limited

（於百慕達註冊成立之有限公司）
（股份代號：498）

周明權*OBE, JP*（主席及獨立非執行董事）
劉高原（副主席兼董事總經理）
陳國強（非執行董事）
郭少強（獨立非執行董事）
陳樹堅（獨立非執行董事）
梁寶榮*GBS, JP*（獨立非執行董事）
李昌安（獨立非執行董事）

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

香港之主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心31樓

敬啟者：

與截至2007年9月30日止六個月
中期股息有關之以股代息計劃（附有現金選擇權）

根據2007年12月14日所公布，保華集團有限公司（「本公司」）董事局已議決就本公司股本中每股面值0.10港元之股份（「股份」），派發截至2007年9月30日止六個月之每股1.5港仙中期股息，予2008年1月18日營業時間結束時名列本公司股東名冊之股東（「股東」），派息將以股份（「代息股份」）方式（附有收取現金之選擇權）支付（「以股代息計劃」）。本公司已由2008年1月16日至2008年1月18日（包括首尾兩日）暫停辦理股份過戶登記手續，在上述期間不再登記股份之轉讓。為獲派中期股息，所有股份過戶文件連同有關股票，已按規定於2008年1月15日送交本公司之香港股份過戶登記處卓佳秘書商務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

以股代息計劃詳情

根據以股代息計劃，每名股東可作以下選擇：

(a) 獲配發每股2.758港元價值（按下文所述市值計算）並已入賬列為繳足之代息股份，以支付股東有權收取之中期股息；或

(b) 於2008年1月18日每持有一股現有之股份收取1.5港仙現金；或

(c) 合併上文部份(a)與部份(b)之方式。

根據2007年12月14日發表公布，決定應予配發之代息股份數目時，每股代息股份之市值乃參照截至2008年1月18日止連續三個交易日每股股份於香港聯合交易所有限公司（「聯交所」）之平均收市價，減以此每股平均價5%之折讓，或股份面值（兩者以較高者為準）而計算。由於截至2008年1月18日止連續三個交易日每股股份在聯交所之平均收市價約為2.903港元（「平均收市價」），股東根據以股代息計劃應得之代息股份須按2.758港元價格（較股份面值高，此即平均收市價減以5%之折讓）計算，因此，每位股東根據以股代息計劃可收取之代息股份數目，將按以下公式計算：

$$\text{根據以股代息計劃將收取之代息股份數目} = \text{於2008年1月18日持有在以股代息計劃中以股份作為支付股息之現有股份數目} \times \frac{0.015}{2.758}$$

* 僅資識別

假如所有股東均選擇收取其應得之代息股份，根據於2008年1月18日之1,505,705,673股已發行股份計算，則以股代息計劃下最多可發行8,189,117股代息股份。

每名股東獲發行之代息股份數目，將向下調整至最接近之整數。零碎之代息股份將不予配發，而有關利益撥歸本公司所有。

代息股份將與發行當日之現有股份享有同等權益，除無權享有截至2007年9月30日止六個月之中期股息外，代息股份可全數收取其發行日期後所宣派或派付或作出之股息及分派。

現金選擇表格

茲隨附上現金選擇表格。任何股東如欲全部以代息股份收取應得之中期股息，將毋須填寫此現金選擇表格。凡之前已呈交選擇表格選擇收取現金作為日後所享有之一切股息的股東，均不獲寄予此現金選擇表格。任何股東如欲收取現金以取替代息股份作為其全部或部分所享有之中期股息，須將現金選擇表格填妥，並最遲於2008年2月11日下午4時前送達卓佳秘書商務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。交回上述表格將不會獲發收訖通知書。

閣下如填妥此現金選擇表格但未註明選擇收取現金之股數，又或選擇收取現金之股數較於2008年1月18日 閣下名下登記持有者為多，則在此任何一種情況下， 閣下將被視作已選擇全部收取現金，作為 閣下當時名下全部股份應得之中期股息。

海外股東

根據於2008年1月18日(為核實股東獲得此股息的權利之登記日期)本公司之股東名冊所載，除1名位於澳門、1名位於馬來西亞及1名位於台灣外，所有股東之登記地址均位於香港。

本公司董事經諮詢各有關司法權區之法律顧問之意見後，獲悉並不存在向該等海外股東發行代息股份之限制或規定，因此，該等海外股東將獲准參與以股代息計劃。

在香港以外司法權區之股東參與以股代息計劃，可能會受到有關司法權區之法例影響，故此倘股東為香港以外司法權區之公民、居民或國民，應自行了解及遵守有關司法權區之任何適用法例及規例之規定。非香港居民之股東如欲參與以股代息計劃，須自行完全遵守有關司法權區在此方面之所有適用法例及規例，包括獲得任何可能需要之政府或其他批准或同意或辦理其他必需之手續，並支付該司法權區之任何發行或過戶費用或其他應繳稅項。

聯交所上市及寄發股票

以股代息計劃須待聯交所上市委員會批准代息股份上市買賣，方可作實。本公司將向聯交所申請批准代息股份上市買賣。中期股息之代息股份股票及現金股息之股息單，預期於2008年2月22日或左右，以郵遞方式寄予各股東，如有郵誤，概由股東負責。當 閣下收到將予發行代息股份之有關股票後，可以買賣。倘於2008年2月22日前代息股份並未獲准上市(儘管此情況不大可能出現)，現金選擇表格將不予理會，而全數股息將以現金支付。

本公司之股本或債務證券概無在任何其他證券交易所上市或買賣，現時亦無申請或建議申請在任何其他證券交易所上市或買賣。

預期代息股份將於2008年2月25日開始買賣。

以股代息計劃之優點

以股代息計劃將使股東有機會依據上述規定按低於市值之價格，又毋須支付經紀佣金及印花稅，而可增加在本公司之投資。以股代息計劃亦對本公司有利，因為無論股東選擇全部或部份收取代息股份作為中期股息，原應派付予股東之現金將可留待本公司使用。

推薦意見

選擇全部或部份收取現金以代替代息股份是否對 閣下有利，將視乎 閣下本身之情況而定，就此而作出之決定及由此而引致之一切後果，均須由各股東自負責任。 **閣下如對應採取之行動有任何疑問，應立即諮詢閣下之持牌證券交易商、銀行經理、律師、專業會計師及其他專業顧問。**

此致

本公司列位股東 台照

代表
保華集團有限公司
主席
周明權*OBE, JP*
謹啟

2008年1月21日

PYI Corporation Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 498)

POSSIBLE MAJOR TRANSACTION ACQUISITION OF FURTHER INTEREST IN NANTONG PORT GROUP LIMITED

POLL RESULTS OF THE SPECIAL GENERAL MEETING

The Board is pleased to announce that the ordinary resolution for granting a RMB1 billion mandate to the Board to proceed with the Acquisition and the transactions contemplated thereunder was duly passed by the PYI Shareholders at the SGM held on 4 January 2008.

References are made to the announcement issued by PYI Corporation Limited ("PYI") dated 2 November 2007 and the circular of PYI dated 17 December 2007 (the "Circular") in relation to the acquisition of further interest in Nantong Port Group Limited, which may constitute a possible major transaction of PYI under the Listing Rules. Terms used herein shall have the same meanings as those defined in the Circular unless the context requires otherwise.

POLL RESULTS OF THE SPECIAL GENERAL MEETING

At the SGM held on 4 January 2008, a poll was demanded by the Chairman for voting on the proposed resolution as set out in the notice of the SGM contained in the Circular. The share registrars of PYI in Hong Kong, Tricor Secretaries Limited, acted as the scrutineer at the SGM for the purpose of vote-taking.

The Board is pleased to announce that the sole resolution proposed at the SGM was duly approved by the PYI Shareholders and the following is the poll results:

Summary of Resolution	No. of Votes (%)	
	For	Against
Granting of a RMB1 billion mandate to the Board to proceed with the Acquisition and the transactions contemplated thereunder	1,000,995,524 (100.00%)	0 (0.00%)
The above resolution was duly passed as an ordinary resolution. Please refer to the notice of the SGM for the full text of this resolution.		

As at the date of the SGM, PYI had a total of 1,505,655,673 Shares in issue, which also represented the total number of Shares entitling the holders to attend and vote for or against the resolution at the SGM. There were no restrictions on PYI Shareholders to cast vote on the resolution proposed at the SGM.

By order of the Board
PYI Corporation Limited
Mui Ching Hung, Joanna
Company Secretary

Hong Kong, 4 January 2008

As at the date of this announcement, the directors of PYI are as follows:

Dr. Chow Ming Kuen, Joseph OBE, JP	:	*Chairman (Independent Non-Executive Director)*
Mr. Lau Ko Yuen, Tom	:	*Deputy Chairman and Managing Director*
Dr. Chan Kwok Keung, Charles	:	*Non-Executive Director*
Mr. Kwok Shiu Keung, Ernest	:	*Independent Non-Executive Director*
Mr. Chan Shu Kin	:	*Independent Non-Executive Director*
Mr. Leung Po Wing, Bowen Joseph GBS, JP	:	*Independent Non-Executive Director*
Mr. Li Chang An	:	*Independent Non-Executive Director*

保華集團有限公司*
PYI Corporation Limited
(於百慕達註冊成立之有限公司)
(股份代號：498)

可能主要交易
收購南通港口集團有限公司
進一步權益

股東特別大會投票表決結果

董事局欣然宣布爲頒授一項人民幣10億元授權予董事局以進行收購事項及相關交易之普通決議案，已於2008年1月4日舉行之股東特別大會上獲與會保華股東正式通過。

謹茲提述有關保華集團有限公司(「保華」)收購南通港口集團有限公司進一步權益(此事項根據上市規則或會構成一項保華的可能主要交易)，而於2007年11月2日刊發之公布及於2007年12月17日寄發的通函(「該通函」)。 除另有所指外，在此所用之詞彙與該通函所指之涵義相同。

股東特別大會投票表決結果

在 2008 年 1 月 4 日舉行之股東特別大會上，主席要求按股數投票方式表決載於該通函的股東特別大會通告所建議的決議案。 保華之香港股份過戶登記處卓佳秘書商務有限公司出任監票員，負責在股東特別大會上處理點票事宜。

董事局欣然宣布提呈於股東特別大會上的唯一決議案，已獲保華股東正式批准，下文爲投票表決的結果：

決議案摘要	票數(%)	
	贊成	反對
頒授一項人民幣10億元授權予董事局以進行收購事項及相關交易	1,000,995,524 (100.00%)	0 (0.00%)
上述決議案已獲正式通過為普通決議案，有關此決議案的全文請參閱股東特別大會通告。		

* 僅供識別

於股東特別大會舉行當日，保華之已發行股份合共爲1,505,655,673股，而該數目亦爲賦予持有人權利可出席股東特別大會並於會上投票贊成或反對有關決議案之股份總數。保華股東於股東特別大會上就提呈的決議案投票時，毋須受任何限制。

承董事局命
保華集團有限公司
公司秘書
梅靜紅

香港，2008年1月4日

於本公布發表當日，保華董事如下：

周明權博士*OBE, JP*	：	主席（獨立非執行董事）
劉高原先生	：	副主席兼董事總經理
陳國強博士	：	非執行董事
郭少強先生	：	獨立非執行董事
陳樹堅先生	：	獨立非執行董事
梁寶榮先生*GBS, JP*	：	獨立非執行董事
李昌安先生	：	獨立非執行董事

END